FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 10, 2014

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Fourth Quarter 2014 Results

-  Company Announces Fourth Quarter Cash Dividend of $0.05 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 10, 2014) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal fourth quarter ended March 31, 2014.

Net sales for the fourth quarter ended March 31, 2014 were $7.9 million, a decrease of 16.5% compared to net sales of $9.5 million for the same quarter ended March 31, 2013. Net sales decreased by 27.4% to $3.5 million in the Company’s plastic segment and decreased by 5.3% to $4.4 million in the electronic and metallic segment.   The operating loss in the fourth quarter was $3.0 million, compared to an operating loss of $2.7 million for the same quarter of fiscal 2013.

Total gross margin decreased to 2.5% in the fourth quarter ended March 31, 2014 compared to 3.5% in the same quarter last year.  Gross profit margin in the plastic segment increased to 13.1% of net sales for the fourth quarter of fiscal 2014 compared to 2.2% of net sales for the same quarter of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to the decreases in labor costs and factory overhead, offsetting an increase in raw materials cost as a percentage of sales. Gross margin in the electronic and metallic segment decreased to negative 5.9% of net sales for the fourth quarter ended March 31, 2014 compared to 4.8% of net sales for the year-ago quarter.  The decrease in gross profit and margin in the electronic and metallic segment was mainly attributed to increases in raw materials and labor costs as well as in factory overheads.

The Company reported a net loss of $3.1 million for the fourth quarter ended March 31, 2014 compared to a net loss of $2.0 million for the quarter ended March 31, 2013.  Deswell reported a basic and diluted loss per share of ($0.19) for the fourth quarter of fiscal 2014 (based on 16,257,000 and 16,257,000 weighted average shares outstanding, respectively), compared to a basic and diluted loss per share of ($0.12) (based on 16,794,000 and 16,810,000 weighted average shares outstanding, respectively), for the quarter ended March 31, 2013.

Net sales for the year ended March 31, 2014 were $40.9 million, a decrease of 24.3%, compared to sales of $54.1 million for the corresponding period in fiscal 2013.  Operating loss for the year ended March 31, 2014 was $7.2 million, compared to operating loss of $3.7 million for fiscal 2013.  The Company reported a net loss of $7.5 million in fiscal 2014, compared to net loss of $2.0 million for the year ended March 31, 2013.  Deswell reported basic and diluted net loss per share of ($0.46) for fiscal 2014, (based on 16,186,000 and 16,186,000 weighted average share outstanding, respectively), compared to basic and diluted loss per share of ($0.12) (based on 16,468,000 and 16,560,000 weighted average shares outstanding, respectively), for the prior fiscal year.

The Company's balance sheet remained strong at the end of the fourth quarter of fiscal 2014, with $23.3 million in cash and cash equivalents at March 31, 2014 compared to $32.0 million at March 31, 2013.  Working capital totaled $50.9 million as of March 31, 2014, versus $58.3 million as of March 31, 2013.  Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2014.

Mr. Edward So, Chief Executive Officer, commented, “While the global economic environment continues to be challenging, we are focused on growing our business by providing our customers the tools they need to remain competitive, such as product design assistance to reduce development costs and accelerate time to market.  We are investing in new equipment and developing new capabilities to increase automation and quality assurance and we’ve introduced ongoing initiatives to streamline internal processes using Six Sigma and Lean manufacturing to reduce waste and increase operational efficiency.   Another priority is developing our ability to leverage our existing strengths to gain exposure to related market segments to enhance our reach and drive new business growth.  We are pleased to have maintained our strong balance sheet with $23 million in cash and no debt.”

Fourth Quarter Dividends

The Company also announced that on June 10, 2014 its board of directors declared a cash dividend of $0.05 per share for the fiscal fourth quarter ended March 31, 2014.  The dividend will be payable on June 30, 2014 to shareholders of record as of June 20, 2014.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	March 31,	March 31,
	2014	2013
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$23,278	$32,030
Fixed deposits maturing over three months	11,258	8,684
Marketable securities (note 2)	5,303	6,168
Available-for-sale securities (note 2)	1,643	1,586
Accounts receivable, net	7,926	8,291
Inventories (note 4)	11,012	11,376
Prepaid expenses and other current assets	1,474	1,152

Total current assets	61,894	69,287
Property, plant and equipment - net	38,742	42,694
Deferred income tax assets	-	192
Goodwill	-	392
Total assets	$100,636	$112,565

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$2,665	$3,144
Accrued payroll and employee benefits	4,391	4,133
Customer deposits	1,780	1,254
Other accrued liabilities	1,237	1,260
Income taxes payable	262	592
Deferred income tax liabilities	691	606
Total current liabilities	11,026	10,989

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding March 31, 2014 - 16,056,239 (note 6);
March 31, 2013 - 16,387,648	53,063	52,443
Additional paid-in capital	5,293	6,831
Accumulated other comprehensive income	5,345	5,288

Retained earnings	25,909	37,014

Total shareholders' equity	89,610	101,576
Total liabilities and shareholders' equity	$100,636	$112,565

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Year ended
	March 31,		March 31,
	2014	2013	2014	2013

Net sales	$7,944	$9,517	$40,932	$54,074
Cost of sales	7,745	9,186	37,788	47,264
Gross profit	199	331	3,144	6,810
Selling, general and administrative expenses	2,239	3,054	10,327	10,803
Other income (Loss), net	(946)	55	(62)	274
Operating loss	(2,986)	(2,668)	(7,245)	(3,719)
Non-operating income, net	128	772	379	2,056
Loss before income taxes	(2,858)	(1,896)	(6,866)	(1,663)
Income taxes	263	103	624	328
Net loss attributable to Deswell Industries, Inc.	$(3,121)	$(1,999)	$(7,490)	$(1,991)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale securities	$99	$(227)	$57	$718
Comprehensive loss attributable to Deswell Industries, Inc.	$(3,022)	$(2,226)	$(7,433)	$(1,273)

Net loss per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net loss per share	$(0.19)	$(0.12)	$(0.46)	$(0.12)
Weighted average common shares outstanding
shares (in thousands)	16,257	16,794	16,186	16,468

Diluted:
Net loss per share	$(0.19)	(0.12)	$(0.46)	$(0.12)
Weighted average number of shares
outstanding (in thousands)	16,257	16,810	16,186	16,560

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )	Year ended
	March 31,
	2014	2013
Cash flows from operating activities :
Net income (loss)	$(7,490)	$(1,991)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	3,621	4,219
(Reversal of) provision for doubtful accounts	(19)	214
Allowances for obsolete inventories	134	110
Impairment of property, plant and equipment	490	197
Gain on disposal of property, plant and equipment	(392)	(78)
Unrealized holding (gain) loss on marketable securities	865	(186)
Realized (gain) on disposal of marketable securities	-	(360)
Realized (gain) on disposal of available-for-sale securities	-	(102)
Impaiment loss on goodwill	392	-
Deferred tax	277	180
Changes in operating assets and liabilities :
Accounts receivable	384	3,971
Inventories	230	4,366
Prepaid expenses and other current assets	(322)	1,012
Accounts payable	(479)	(2,597)
Accrued payroll and employee benefits	258	355
Customer deposits	526	(1,003)
Other accrued liabilities	(23)	(51)
Income taxes payable	(330)	154
Net cash provided by (used in) operating activities	(1,878)	8,410

Cash flows from investing activities
Purchase of property, plant and equipment	(853)	(951)
Proceeds from disposal of property, plant and equipment,	1,086	96
Purchase of marketable securities	-	(7,983)
Proceeds from disposal of marketable securities	-	2,361
Proceeds from disposal of availiable-for-sale securities	-	6,864
Increase in fixed deposits maturing over three months	(2,574)	(4,676)
Net cash used in investing activities	(2,341)	(4,289)

Cash flows from financing activities
Dividends paid	(3,615)	(5,357)
Exercised of stock options	493	1,295
Purchase of Common stock	(1,411)	(1,102)
Net cash used in financing activities	(4,533)	(5,164)

Cash effect of exchange rate changes	-	-

Net decrease in cash and cash equivalents	(8,752)	(1,043)
Cash and cash equivalents, at beginning of period	32,030	33,073
Cash and cash equivalents, at end of period	23,278	32,030

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	685	2

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1 .       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2014 and March 31, 2013, the results of operations for the year ended March 31, 2014 and March 31, 2013, and the cash flows for the year ended March 31, 2014 and March 31, 2013.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 16, 2013 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2013

	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	$186	$6,168
Available-for-sale securities
Corporate debt securities	$1,614	($28)	$1,586

	March 31, 2014

	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	($679)	$5,303
Available-for-sale securities
Corporate debt securities	$1,614	$29	$1,643

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

There was no realized gain from the sale of marketable securities during the year ended March 31, 2014.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

During the year ended March 31, 2014, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at March 31, 2014 was more than 10 years.

3.       Income from Available-For-Sale Securities

For the year ended March 31, 2014, the interest income derived from the available-for-sale securities of $126 and the unrealized gain on available-for-sale securities of $57 have been separately presented as non-operating income and other comprehensive loss.

4.       Inventories

	March 31,	March 31,
	2014	2013
Inventories by major categories :
Raw materials	$5,198	$6,565
Work in progress	4,289	3,080
Finished goods	1,525	1,731
	$11,012	$11,376

5.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the years ended March 31, 2014 and 2013 were both from the Company’s continuing operations.

6.       Stock Buyback Plan

On March 14, 2012, the Company’s board of directors authorized a stock buyback plan to repurchase up to an aggregate of $4.0 million of its issued and outstanding common shares during the next two years. The program does not obligate Deswell to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased.

The Company has authorized a sole broker to execute the stock buyback plan in compliance with the requirement of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934.

As of March 31, 2014, 975,571 common shares have been repurchased under the stock buyback plan for a total consideration of $2.5 million at an average price of $2.58 per share.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended March 31, 2014 Compared to Quarter Ended March 31, 2013

Net Sales - The Company’s net sales for the quarter ended March 31, 2014 were $7,944,000, a decrease of $1,573,000, or 16.5%, as compared to the corresponding period in fiscal 2013.  The decrease in sales was mainly related to the decrease in sales of $1,323,000 in our plastic segment and of $250,000 in our electronic and metallic segment.  These represent decreases of 27.4% and 5.3% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $1,708,000 mainly for printing equipment, motor vehicle, tooling and baby cutlery products, offsetting an increase in orders from other existing customers of $384,000, mainly for office and tooling equipment.   The decrease of net sales in the electronic and metallic segment was largely due to a decrease in orders of $1,183,000 from existing customers for professional audio equipment, home entertainment and vending machine products, offsetting an increase of $933,000 in sales for professional audio equipment with other existing customers.

Gross Profit - The gross profit for the quarter ended March 31, 2014 was $199,000, representing a gross profit margin of 2.5%.  This compares with the overall gross profit and gross profit margin of $331,000 or 3.5% for the quarter ended March 31, 2013.

Gross profit in the plastic segment increased by $355,000 to $459,000 or 13.1% of net sales, for the quarter ended March 31, 2014, as compared to $104,000 or 2.2% of net sales, for the quarter ended March 31, 2013.  The increase in gross margin in the plastic segment was mainly attributed to the combined effect of decreases in labor costs and factory overheads, offsetting an increase in raw materials cost as a percentage of sales, as compared to the same quarter in the prior year.

Gross profit in the electronic and metallic segment decreased by $487,000 to a gross loss of $260,000, or negative 5.9% of net sales, for the quarter ended March 31, 2014, as compared to gross profit of $227,000 or 4.8% of net sales, for the same period of the last fiscal year. The decrease in gross margin was mainly attributed to increases in raw materials and labor costs, as well as factory overhead, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended March 31, 2014 were $2,239,000, as compared to $3,054,000 for the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 28.2% for the quarter ended March 31, 2014, as compared to 32.1% for the same quarter of last fiscal year.

The SG&A expenses in the plastic segment decreased by $666,000 to $1,539,000, or 43.9% of net sales, for the quarter ended March 31, 2014, as  compared to $2,205,000, or 45.6% of net sales for the corresponding period in fiscal 2013. The decrease in SG&A expenses was due to decreases of $539,000 in staff and welfare costs, $52,000 in selling expenses and $41,000 in depreciation expense, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment decreased by $149,000 to $700,000, or 15.8% of net sales for the quarter ended March 31, 2014, compared to $849,000, or 18.1% of net sales for the corresponding period in fiscal 2013.  The decrease in SG&A expenses for the quarter ended March 31, 2014 was mainly due to the decrease of $198,000 in staff cost, offsetting the increase of $63,000 in selling expenses, as compared with the corresponding quarter in the prior fiscal year.

Other expense - Other expense was $946,000 for the quarter ended March 31, 2014, as compared to other income of $55,000 for the quarter ended March 31, 2013.

On a segment basis, other expense attributable to the plastic segment was $807,000 as compared to other expense of $241,000 for the same quarter last year.  The increase in other expense for the quarter ended March 31, 2014 was mainly due to an exchange loss of $247,000 and charges of $490,000 for impairment of property, plant and equipment, and $235,000 for write-down of goodwill, as compared to an exchange loss of $39,000 and charges of $197,000 for impairment of property, plant and equipment in the corresponding year-ago quarter.

Other expense attributable to the electronic and metallic segment was $139,000 for the quarter ended March 31, 2014, as compared to other income of $296,000 for the year-ago quarter. The decrease in other income for the quarter ended March 31, 2014 was mainly due to an exchange loss of $50,000 and a loss on disposal of fixed assets of $155,000, offsetting other income of $31,000, as compared to reversals of provisions of $113,000 for local government taxes and other receivables, and $157,000 for the write-off of long-term accounts payables in the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $2,986,000 for the quarter ended March 31, 2014, as compared with operating loss of $2,668,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $1,887,000 or negative 53.8% of net sales in the quarter ended March 31, 2014 compared to an operating loss of $2,342,000 or negative 48.5% of net sales in the corresponding period of fiscal 2013.   The decrease in operating loss as a percentage of net sales in the plastic division was mainly due to an increase in gross margin as described above.

Operating loss in the electronic and metallic segment was $1,099,000, or negative 24.8% of net sales in the quarter ended March 31, 2014 compared to operating loss of $326,000 or negative 7.0% of net sales in the corresponding period of fiscal 2013.  The increase in operating loss in the electronic and metallic segment was mainly due to decreases in gross margin and other income as described above.

Non-operating income – Non-operating income was $128,000 for the quarter ended March 31, 2014 as compared to non-operating income of $772,000 for the year-ago quarter.  The decrease in non-operating income is mainly attributable to a decrease of $128,000 in income from securities investments and a decrease of $532,000 on the fair value of marketable securities, as compared to the year-ago quarter.

Income Taxes – Income tax for the quarter ended March 31, 2014 was comprised of an income tax expense of $84,000 and a deferred tax provision of $179,000, as compared to an income tax expense of $19,000 and a deferred tax provision of $84,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $11,000 and a deferred tax benefit of $16,000 in the plastic segment for the quarter ended March 31, 2014, as compared to a credit adjustment of $10,000 to income tax and a deferred tax provision of $87,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended March 31, 2014 was comprised of an income tax expense of $73,000 and a deferred tax provision of $195,000, as compared to an income tax expense of $29,000 and a deferred tax benefit of $3,000 in the corresponding quarter of fiscal 2013.

Net Loss – The Company had a net loss of $3,121,000 for the quarter ended March 31, 2014 as compared to net loss of $1,999,000 for the quarter ended March 31, 2013.   Net loss for the quarter ended March 31, 2014 represented negative 39.3 % of net sales, compared to negative 21.0 % of net sales in the same quarter of the prior fiscal year.

Net loss for the plastic segment for the quarter ended March 31, 2014 totaled $1,753,000, as compared to a net loss of $1,812,000 for the corresponding quarter in fiscal 2013.  The decrease in net loss was mainly the result of an increase in gross margin for the quarter as described above.

Net loss for the electronic and metallic segment for the quarter ended March 31, 2014 was $1,368,000, as compared to net income of $187,000 for the corresponding quarter in fiscal 2013.  The increase in net loss in the electronic and metallic segment was primarily the result of decreases in gross margin as well as other income as described above.

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Net Sales - The Company's net sales for the year ended March 31, 2014 were $40,932,000, a decrease of $13,142,000 or 24.3% as compared to $54,074,000 in the corresponding period in fiscal 2013. The decrease was related to a decrease in sales revenues of $7,386,000 in our plastic segment and $5,756,000 in our electronic and metallic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was due to a decrease in sales orders from existing customers reflecting continued unstable global economic conditions.  The decrease in net sales was related to a decrease of $7,887,000 in orders from existing customers mainly for printing and tooling equipment, baby cutlery, motor vehicle and gaming products, offsetting an increase of $501,000 in orders from existing customers mainly for printers.

The revenue decrease in the electronic and metallic segment was mainly due to a decrease of $7,819,000 in orders from existing customers for professional audio instrument and metallic products, offsetting an increase of $2,062,000 in orders for professional audio instrument and home entertainment products.  The decrease in sales orders was mainly attributed to sluggish demand for products resulting from the tepid economic recoveries in Europe and the United States.

Gross Profit - Gross profit for the year ended March 31, 2014 was $3,144,000, representing a gross profit margin of 7.7%. This compared with the overall gross profit and gross profit margin of $6,810,000 or 12.6% for the year ended March 31, 2013.

Gross profit in the plastic segment decreased by $1,516,000 to $2,256,000 or 11.7% of net sales for the year ended March 31, 2014, as compared to $3,772,000 or 14.1% of net sales, for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to increases, as percentage of net sales, in labor costs resulting from a raise in minimum wage rate, and in depreciation expense, when compared with last fiscal year.

Gross profit in the electronic and metallic segment decreased by $2,150,000 to $888,000 or 4.1% of net sales for the year ended March 31, 2014, as compared to $3,038,000 or 11.1% of net sales, for last fiscal year.  The decrease in gross margin was mainly attributed to an increase in labor cost due to the combined effect of an increase in allowances and a raise in minimum wage rate, as compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2014 were $10,327,000 or 25.2% of total net sales, as compared to $10,803,000 or 20.0% of total net sales for the year ended March 31, 2013. Selling, general and administrative expenses decreased by $476,000 or 4.4% in fiscal 2014 compared to last fiscal year.

SG&A expenses in the plastic segment decreased by $486,000 to $6,718,000 or 34.7% of net sales for the year ended March 31, 2014, compared to $7,204,000 or 27.0% of net sales for fiscal 2013. The decrease was primarily related to decreases of $169,000 in staff cost and welfare, $201,000 in selling expenses and $160,000 in depreciation, offsetting an increase of $61,000 in director remuneration, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic and metallic segment increased by $10,000 to $3,609,000 or 16.7% of net sales for the year ended March 31, 2014, compared to $3,599,000 or 13.2% of net sales for fiscal 2013. The slight increase was primarily related to the increase of $36,000 in selling expense, offsetting decreases of $8,000 in financial expense as well as $14,000 in depreciation expense, when compared to prior fiscal year.

Other expense - Other expense was $62,000 for the year ended March 31, 2014, as compared to other income of $274,000 in prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2014 was $370,000, as compared to other expense of $140,000 for prior fiscal year. The increase in other expense was mainly due to charges of $490,000 for impairment of property, plant and equipment and of $235,000 for write-down of goodwill, offsetting gains of $300,000 from the sale of fixed assets and of $57,000 from the sale of materials, as compared to an exchange gain of $75,000 and charges of $197,000 for impairment of property, plant and equipment during fiscal 2013.

Other income attributable to the electronic and metallic segment for the year ended March 31, 2014 was $308,000, as compared with other income of $414,000 for the prior fiscal year. This decrease in other income was mainly due to a reversal of provisions of $53,000 for doubtful receivables, a loss of $66,000 on disposal of fixed assets, write-off of long term accounts payables for $57,000 and other income of $54,000 during the year ended March 31, 2014, as compared to provisions of $153,000 for doubtful receivables, a gain of $62,000 on disposal of fixed assets, write-off of long term accounts payables for $209,000 and other income of $122,000 during last fiscal year.

Operating Loss - Operating loss was $7,245,000 for the year ended March 31, 2014, as compared to operating loss of $3,719,000 in prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $4,832,000, or negative 25.0% of net sales in the year ended March 31, 2014, as compared to an operating loss of $3,572,000 or negative 13.4% of net sales in fiscal 2013.   The increase in operating loss in the plastic segment was mainly due to decreased sales revenues leading to a decrease in gross margin and an increase in SG&A expense as a percentage of net sales as described above.

The electronic and metallic segment reported an operating loss of $2,413,000 or negative 11.2% of net sales in the year ended March 31, 2014, compared to an operating loss of $147,000 or negative 0.5% of net sales in fiscal 2013.  The increase in operating loss was due to a decrease in gross margin and an increase in SG&A expense as described above.

Non-operating income – Non-operating income for the year ended March 31, 2014 was $379,000, as compared to non-operating income of $2,056,000 in last fiscal year.  This was primarily due to decrease of $577,000 in income from securities investments, and $1,041,000 in unrealized loss on the revaluation of marketable securities as compared to fiscal 2013.

Income Taxes – Income tax for the year ended March 31, 2014 represented an income tax expense of $344,000 and a deferred tax provision of $280,000, as compared to an income tax expense of $150,000 and a deferred tax provision of $178,000 in last fiscal year.

On a segment basis, there was income tax expense of $53,000 and a deferred tax provision of $85,000 in the plastic segment for the year ended March 31, 2014, as compared to income tax expense of $44,000 and a deferred tax provision of $181,000 during the last fiscal year.  The income tax of the electronic and metallic segment was comprised of income tax expense of $291,000 and a deferred tax provision of $195,000 for the year ended March 31, 2014, as compared to income tax expense of $106,000 and a deferred tax benefit of $3,000 in fiscal 2013.

Net Loss – The Company had a net loss of $7,490,000 for the year ended March 31, 2014, as compared to a net loss of $1,991,000 for the year ended March 31, 2013.   Net loss for the year ended March 31, 2014 represented negative 1.5% of net sales, compared to negative 0.6 % in fiscal 2013.  The increase in net loss was mainly the result of decreases in gross margin and non-operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2014 totaled $4,656,000, as compared to a net loss of $2,011,000 for fiscal 2013.  The increase in net loss in the plastic segment was mainly the result of decreases in gross margin and non-operating income as well as an increase in SG&A expense as a percentage of net sales as described above.

Net loss for the electronic and metallic segment for the year ended March 31, 2014 was $2,834,000, compared to net income of $20,000 for fiscal 2013.  The increase in net loss of the electronic and metallic segment was mainly attributable to a decrease in gross margin and an increase in SG&A expense as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2014, the Company had working capital of $50,868,000 as compared to $58,298,000 at March 31, 2013.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2014.

As of March 31, 2014, the Company had cash and cash equivalents of $23,278,000, as compared to $32,030,000 at March 31, 2013.  During the year ended March 31, 2014, net cash used in operating activities was $1,878,000.  Net cash used in investing activities was $2,341,000, mainly accounted for by a $2,574,000 increase in time deposits over three months and $853,000 in the purchase of fixed assets, offsetting proceeds of $1,086,000 from the disposal of fixed assets during the year ended March 31, 2014.   Net cash used in financing activities was comprised mainly of $3,615,000 in payment for dividends and $1,411,000 in repurchase of the Company’s common shares, offsetting $493,000 cash received from the exercise of employee stock options in the year ended March 31, 2014.

As of March 31, 2014, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Edward So
Edward So Chief Executive Officer

Date: June 10, 2014